





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-20225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Throckmorton Street, Suite 1450
(No. and Street)

Fort Worth (City) TX (State) 76102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamera Bryant 817-335-5739
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mesch, PLLC
(Name – *if individual, state last, first, middle name*)

600 Texas Street (Address) Fort Worth (City) TX (State) 76102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Tamera Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of MARCH 29, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRIN MILLER JONES
Notary Public, State of Texas
Comm. Expires 12-29-2024
Notary ID 13086874-7

Signature

Chief Compliance Officer

Title

Kathrin Miller Jones

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



OMEGA SECURITIES, INC.

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, & INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2020

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500   **F:** 817.710.1501

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Omega Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Omega Securities, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Omega Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Omega Securities, Inc.'s management. Our responsibility is to express an opinion on Omega Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Omega Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500   F: 817.710.1501

The supplemental information contained in Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Omega Securities, Inc.'s financial statements. The supplemental information is the responsibility of Omega Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mud .Plc

We have served as Omega Securities, Inc.'s auditor since 2016.

Fort Worth, Texas
March 25, 2021

Omega Securities, Inc.
Statement of Financial Condition
December 31, 2020

ASSETS

Current Assets			
Cash and cash equivalents	$	84,335	
Receivables, net		53,563	
Receivables - other		355	
Investments		45,781	
Total current assets			$ 184,034
Property and Equipment - at cost			
Equipment		45,277	
Furniture & fixtures		11,119	
Leasehold improvements		25,676	
		82,072	
Less accumulated depreciation		(81,748)	
Total property and equipment			324
Other Assets			
Deferred tax assets		651	
Total other assets			651
Total Assets			$ 185,009

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable	$	968		
Sales commission payable		69,243		
Accrued expenses		1,016		

Total current liabilities   **$ 71,227**

Total long-term liabilities   **0**

Total Liabilities   **71,227**

Stockholders' Equity

Common stock, 10,000,000 shares authorized, $.10 par
  value, 49,998 shared issued and outstanding   5,000

Additional paid-in capital   30,282

Retained earnings   78,500

Total Stockholders' Equity   **113,782**

Total Liabilities and Stockholders' Equity   **$ 185,009**

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2020

Revenue		
Commission revenue	$ 433,094	
Gain on investments	7,569	
Other revenue	351	
Total Revenue		$ 441,014
Expenses		
Employee compensation and benefits	296,646	
Occupancy and equipment	63,333	
General operating expenses	72,652	
Technology and communication	10,277	
Miscellaneous	1,588	
Depreciation	168	
Total Expenses		444,664
(Loss) Before Income Taxes		(3,650)
Provision income taxes		317
Net (Loss)		$ (3,967)

The accompanying notes are an integral part of these financial statements.

- 7 -

Omega Securities, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2020

Common Stock

Beginning and end of year $ **5,000**

Additional Paid-in Capital

Beginning and end of year   **30,282**

Retained Earnings

Beginning of year	$ 82,467	
Net (loss) for the year ended December 31, 2020	(3,967)	
End of Year		**78,500**
Total Stockholders' Equity		$ **113,782**

The accompanying notes are an integral part of these financial statements.

- 8 -

Omega Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2020

Cash Flows from Operating Activities				
Net (loss)			$	(3,967)
Adjustments to reconcile net income to net				
cash provided by operating activities:				
Depreciation and amortization	$	168		
Realized (gain) on marketable securities		(7,557)		
Deferred tax expense		317		
(Increase) Decrease in:				
Receivables		2,778		
Prepaid expenses		4,554		
Increase (Decrease) in:				
Accounts payable		(21,133)		
Accrued expenses		1,015		
Total adjustments				(19,858)
Net cash (used) by operating activities				(23,825)
Net Decrease in Cash				(23,825)
Cash and cash equivalents at beginning of year				108,160
Cash and cash equivalents at end of year			$	84,335

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for			
Interest		$	0
Taxes			0
Total		$	0

The accompanying notes are an integral part of these financial statements.

Note 1: Description of Business

Incorporated on November 11, 1974, Omega Securities, Inc. (the "Company") is a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company must maintain a minimum net capital requirement of $5,000.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Receivables, net
Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of December 31, 2020.

Note 2: Summary of Significant Accounting Policies (Continued)

Investments

Investments are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized gain on investments of $7,569 are reflected in the accompanying Statement of Operations.

Credit risk

The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Property and equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. The range of estimated lives is as follows:

Equipment	3-5
Furniture & fixtures	5-7
Leasehold improvements	Lesser of useful life or lease term

Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are expensed as incurred.

In accordance with Financial Accounting Standards Board ("FASB") ASC 360-10-45 (Impairment and disposal of long-lived assets), the Company evaluates the propriety of the carrying amount of its long-lived assets at each financial statement date. In the event that facts and circumstances indicate the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation of impairment is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. For the year ended December 31, 2020 , the Company did not record any such write-downs.

Income taxes

The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

Note 2: Summary of Significant Accounting Policies (Continued)

Income taxes (continued)
The Company's deferred tax asset represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

Risks and uncertainties
Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

Recent accounting pronouncements
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company adopted the provisions of this guidance on January 1, 2020. The adoption had no material effect on the disclosures of the Company's financial instruments valued at Level 1.

Note 3: Revenue Recognition

Significant Judgments
Revenue from contracts with customers consists of distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Note 3: Revenue Recognition (Continued)

Distribution Fees (12b-1 fees)
The Company enters into arrangements with managed accounts or other pooled vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 4: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1.

Level 3   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodology used for the assets measured at fair value as of December 31, 2020:

Mutual fund – Valued at the closing price reported on the active market on the last trade of each day.

Note 4: Fair Value Measurement (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's investments by ASC 820-10 pricing levels at December 31, 2020:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 45,781	$ 0	$ 0	$ 45,781
Total investments at fair value				$ 45,781

Note 5: Property and Equipment, Net

Depreciation expense was $168 for the year ended December 31, 2020 and is included in the accompanying Statement of Operations.

Note 6: Related Party Transactions

The Company pays rent on month-by-month basis to related entity. For the year ended December 31, 2020, total rent expense was $60,000 and is included in Occupancy and Equipment in the accompanying Statement of Operations.

Note 7: Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the SEC, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness. As of December 31, 2020, the Company had net capital, as defined, of $105,916 which exceeded the required minimum net capital by $100,916. Aggregate indebtedness at December 31, 2020 totaled $71,227 and the ratio of aggregate indebtedness to net capital was .6725.

Note 8: Income Taxes

The provisions for income taxes are as follows for the year ended December 31, 2020:

Federal		
Current tax expense	$	0
Deferred tax expense		317
Total federal tax expense		317
State		
Current tax expense		0
Total provision for income taxes	**$**	**317**

The components of deferred tax assets and liabilities for December 31, 2020 were as follows:

Deferred tax assets:		
Depreciation and amortization	$	651
Federal NOL carryfoward		64,334
Gross deferred tax assets		64,985
Valuation allowance		(64,334)
Net deferred tax assets	**$**	**651**

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amounts of which are uncertain. For the year ended December 31, 2020, the Company has recorded a valuation allowance equal the deferred tax benefits from carryforwards of net operating losses. The net change in the valuation allowance amounted to a decrease of approximately $200.

The Company has $306,353 in net operating losses for federal purposes that are available to offset taxable income in future years. For net operating losses, originating in the year 2017 or before, there is a twenty-year expiration date. For net operating losses, originating in the year 2018 and after, there is no expiration date. The amounts and expiration dates are as follows:

None	$	1,021
December 31, 2038	$	162,431
December 31, 2036	$	142,901

Omega Securities, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2020

Note 8: Income Taxes (Continued)

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company files income tax returns in the U.S. federal jurisdiction and state of Texas. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2017 or subject to Texas franchise tax examinations for years before 2015.

The Company did not have unrecognized tax benefits as of December 31, 2020 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 7 40-10-25. As of December 31, 2020, the Company has not accrued interest or penalties related to uncertain tax positions.

Note 9: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2020.

Note 10: Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

Note 11: Subsequent Events

Management evaluated subsequent events through the date the financial statements were available for issue, March 25, 2021. There were no material subsequent events that need to be disclosed to keep the financial statements from being misleading.

Omega Securities, Inc.
Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

Computation of Net Capital:

Total stockholders' equity	$	113,782		
Add: subordinated liabilities		0		
Total capital and allowable subordinated liabilities			$	113,782
Deductions and/or charges:				
Non-allowable assets				(1,330)
Net capital before haircuts on securities positions				112,452
Haircut on securities				(6,536)
Net Capital			$	105,916

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	4,751
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	100,916
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	98,793

See independent auditor's report on supplemental schedule.

**Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 of the Securities and Exchange Commission (Continued)
As of December 31, 2020**

Computation of Aggregate Indebtedness

Total liabilities	$	71,227
Less: exclusions		0
Aggregated Indebtedness	$	71,227
Percentage of aggregate indebtedness to net capital		67.25%

Reconciliation with Company's Allowable Net Capital

Net allowable capital, as reported in Company's unaudited Focus Report	$	110,666
Audit adjustments		(4,750)
Adjusted net allowable capital, per audited financial statements	$	105,916

See independent auditor's report on supplemental schedule.

Omega Securities, Inc.
Schedules II and III
December 31, 2020

Schedule II – Determination of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

Schedule III – Information Relating to The Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

 **MESCH.**

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Board of Directors and Stockholders of
Omega Securities, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Omega Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Omega Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) Omega Securities, Inc. stated that Omega Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Omega Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Omega Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch. PLLC

Fort Worth, Texas
March 25, 2021

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500   **F:** 817.710.1501



OMEGA

Statement of Exemption from SEC Rule 15c3-3

Omega Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 of the Securities and Exchange Commission (the "SEC") Act of 1934. To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Omega Securities, Inc.

I, Tamera Bryant, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Tammy Bryant

Tammy Bryant
Chief Compliance Officer

March 25, 2021

 **MESCH.**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders of Omega Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Omega Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Omega Securities, Inc. for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Omega Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Omega Securities, Inc.'s management is responsible for Omega Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 or the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500   **F:** 817.710.1501

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mud .Puc

Fort Worth, Texas
March 25, 2021